March 26, 2008


David Joire, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC  20006

      RE:	The Gabelli Utility Trust
      333-149415; 811-09243

Dear Mr. Joire:

	We have reviewed the registration statement on Form N-2 for The
Gabelli Utility Trust, filed with the Securities and Exchange
Commission on February 27, 2008.  We have the following comments:

PROSPECTUS

Prospectus Summary

1. The registration statement pertains to a shelf offering for preferred stock but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities.

2. Under the heading, "Investment Objective and Policies," the disclosure states that "[t]he Fund will invest 80% of its assets, under normal market conditions, in common stocks and other securities of foreign and domestic companies involved in providing products, services, or equipment for (i) the generation or distribution of electricity, gas, and water and (ii) telecommunications services or infrastructure operations (collectively, the "Utilities Industry")."
Please provide an asset and/or revenue test for issues deemed to be in this industry (i.e., 50% of its assets devoted to or 50% of its revenues derived from the utilities industry).

3. Under the heading, "Dividends and Distributions," the disclosure states that "[f]or the fiscal year ended December 31, 2007, the Fund made distributions of $0.72 per common share, of which $0.23762 per share is deemed a return of capital." In addition, under the heading
"Common Share Distribution Policy Risk," the disclosure states that a
"portion of the distributions to holders of common shares during four of the eight fiscal years since the Fund`s inception has constituted a return of capital." As is stated in the disclosure, a return of capital has "the effect of decreasing the asset coverage per share with respect to the Fund`s preferred shares." Please explain to us whether the Board has considered changing the managed distribution policy for the Fund. In addition, please disclose the tax consequences to shareholders of receiving return of capital distributions.

4. Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

5. Under the heading "Repurchase of Common Shares," the disclosure states that "[t]he Fund is authorized, subject to maintaining required asset coverage on its preferred shares, to repurchase its common shares in the open market when the common shares are trading at a discount of 10% or more...from net asset value." Please make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of 10% or whether the Fund reserves the freedom of action to repurchase its common shares. In addition, please discuss how much of the outstanding common shares the Fund will repurchase (i.e., until the discount falls to x%).

Financial Highlights

6. Pursuant to Item 4 of Form N-2, the third line item under the heading "Distributions to Common Shareholders" should be "Return of
Capital" instead of "Paid-in capital." In addition, please explain to us how the net asset value total return and the investment total return are calculated. How does the distribution of return of capital affect each total return calculation?

Regulatory Matters

7. The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC`s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.


STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

8. The first restriction states that the Fund may not "invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the Utility Industry." Please restate the restriction to make it clear that the Fund will invest 25% or more of its total assets in the Utility Industry.


GENERAL

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.

11. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant